FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港 丹利街十六號騏利大廈九樓
ax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 2nd August, 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

8/17

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

CONNECTED TRANSACTIONS

The directors of China Resources Enterprise, Limited announced that each of CR Supermarket (Suzhou) and Shanghai CR Vanguard (Jiangwan), both being wholly-owned subsidiaries of the Group, has respectively engaged China Resources Construction as the contractor for the construction of: (i) a four-storey multi-function building in Guangji Lu, Suzhou; and (ii) a four-storey community shopping mall in Yixian Lu, Shanghai, for the respective consideration of RMB29.75 million (equivalent to approximately HK$28.1 million) and RMB50 million (equivalent to approximately HK$47.2 million), pursuant to two respective construction contracts entered into on 2nd August, 2004.

China Resources Construction is an indirect wholly-owned subsidiary of CR Company. As CR Company is the ultimate holding company of CRH, the controlling shareholder of the Company, interested in approximately 55.4% of the Company's issued share capital, the Construction Contracts constitute connected transactions of the Company under the Listing Rules. As each of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules calculated with reference to the aggregate total consideration payable under the Construction Contracts exceed 0.1% but less than 2.5%, the Construction Contracts are connected transactions exempt from independent shareholders' approval requirements under Rule 14A.32 but will be subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules. Pursuant to Rule 14A.45 of the Listing Rules, details of the Construction Contracts will be disclosed in the next published annual report and accounts of the Company.

BACKGROUND

The Suzhou Construction Contract

The Suzhou Construction Contract was entered into by CR Supermarket (Suzhou) and China Resources Construction on 2nd August, 2004. China Resources Construction is primarily engaged in the provision of construction services in the PRC. The works to be performed by China Resources Construction under the contract include, among other things, the construction of a four-storey multi-function building of approximately 21,786 square metres with a basement. The land on which the building is to be constructed was leased by the Group from an independent third party for a period of fifteen years. Upon completion, which is expected to be on or around 15th October, 2004, part of the building will be used as a superstore operation of the Group and the unused portion will be sub-leased by the Group.

The Suzhou Construction Contract was entered into pursuant to invitations for tender in which four other independent construction companies in the PRC, not being connected persons of the Company nor otherwise connected with the directors, chief executive or substantial shareholders of the Group or their respective associates, were also invited to participate. A tender consultant, not being a connected person of the Company nor otherwise connected with the directors, chief executive or substantial shareholders of the Group or their respective associates, was appointed by CR Supermarket (Suzhou) to conduct the tendering process. After considering a number of factors, including China Resources Construction's bid which was the lowest, its proposed delivery schedule which was the shortest, and its technical expertise, size and reputation, China Resources Construction was finally chosen by a committee, comprising a majority of independent professional tender examiners randomly selected by the tender consultant from a pool of professional tender examiners administered by a Suzhou municipal government entity (not being a connected person of the Company nor otherwise connected with the directors, chief executive or substantial shareholders of the Group or their respective associates).

The Shanghai Construction Contract

The Shanghai Construction Contract was entered into by Shanghai CR Vanguard (Jiangwan) and China Resources Construction on 2nd August, 2004. The works to be performed by China Resources Construction under the contract include, among other things, the construction of a four-storey community shopping mall of approximately 35,434 square metres with a basement. The land on which the building is to be constructed was leased by the Group from an independent third party for a period of twenty years. Upon completion, which is expected to be on or around 30th November, 2004, the building will be sub-leased by the Group.

The Shanghai Construction Contract was entered into pursuant to a public tender in which five other independent construction companies in the PRC have participated. These other construction companies are not connected persons of the Company nor otherwise connected with the directors, chief executive or substantial shareholders of the Group or their respective associates. A tender consultant, not being a connected person of the Company nor otherwise connected with the directors, chief executive or substantial shareholders of the Group or their respective associates, was appointed by Shanghai CR Vanguard (Jiangwan) to conduct the tendering process. After considering a number of factors, including China Resources Construction's bid (although not the lowest), its proposed delivery schedule (the second shortest), and its technical expertise, size and reputation, China Resources Construction, with the highest overall ranking among all the bidders, was finally chosen by a committee, comprising a majority of independent professional tender examiners randomly selected by the tender consultant from a pool of professional tender examiners administered by a Shanghai municipal government entity (not being a connected person of the Company nor otherwise connected with the directors, chief executive or substantial shareholders of the Group or their respective associates).

DETAILS

Under the Suzhou Construction Contract, CR Supermarket (Suzhou) shall pay to China Resources Construction in stages a total cash amount of RMB29.75 million (equivalent to approximately HK$28.1 million) which will be satisfied through internal resources of the Group. Under the Shanghai Construction Contract, Shanghai CR Vanguard (Jiangwan) shall pay to China Resources Construction in stages a total cash amount of RMB50 million (equivalent to HK$47.2 million) which will be satisfied through internal resources of the Group. The respective contract amount was arrived at on the basis of the estimates of total costs of works by reference to the design and specifications stipulated by CR Supermarket (Suzhou) and Shanghai CR Vanguard (Jiangwan), respectively. The respective contract amount is also adjustable should there be any change in the specifications of the works and such adjustments shall be audited after completion of works. As the respective contract amount under the Construction Contracts may be adjusted pursuant to any change in the designs and specifications of the works to be performed thereunder and the Construction Contracts do not provide for any maximum limit to such adjustments, if any of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules calculated with reference to the aggregate total finally adjusted consideration payable under the Construction Contracts exceed 2.5%, the Company will re-comply with the Listing Rules.

The payment schedules as stipulated under both Construction Contracts are set out below:

Date of Payment	Percentage of Total Contract Sum	Payment amount under the Suzhou Construction Contract	Payment amount under the Shanghai Construction Contract
1. Within fourteen (14) business days of signing of contract	30%	RMB8,925,000 (equivalent to approximately HK$8.4 million)	RMB15 million (equivalent to approximately HK$14.2million)
2. Within fourteen (14) business days of completion of principal works as certified by project engineer and supervisor	15%	RMB4,462,500 (equivalent to approximately HK$4.2 million)	RMB7.5 million (equivalent to approximately HK$7.1 million)
3. Within fourteen (14) business days of principal and all ceiling structural works as certified by project engineer and supervisor	15%	RMB4,462,500 (equivalent to approximately HK$4.2 million)	RMB7.5 million (equivalent to approximately HK$7.1 million)
4. Within fourteen (14) business days of issue of completion and acceptance certificate by the relevant government authorities	20%	RMB5,950,000 (equivalent to approximately HK$5.6 million)	RMB10 million (equivalent to approximately HK$9.4 million)
5. Within fourteen (14) business days of completion of audit of contract value adjustment		Balance of the adjusted contract value less 3% to be reserved as warranty fund	Balance of the adjusted contract value less 3% to be reserved as warranty fund
6. Within fourteen (14) business days of expiration of one year after the issue of completion and acceptance certificate		The warranty fund or any balance thereof	The warranty fund or any balance thereof

The board of directors (including the independent non-executive directors) of the Company consider that the Construction Contracts are on normal commercial terms and the terms of the Construction Contracts are fair and reasonable and in the interests of the shareholders of the Company as a whole.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

As China Resources Construction is an indirect wholly- owned subsidiary of CR Company, the ultimate holding company of CRH, which is in turn the controlling shareholder of the Company interested in approximately 55.4% of the Company's issued share capital, China Resources Construction is a connected person (as defined in the Listing Rules) of the Company. As each of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules calculated with reference to the aggregate total consideration payable under the Construction Contracts exceed 0.1% but less than 2.5%, the Construction Contracts are connected transactions exempt from independent shareholders' approval requirements under Rule 14A.32 but will be subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules. Pursuant to Rule 14A.45 of the Listing Rules, details of the Construction Contracts will be disclosed in the next published annual report and accounts of the Company.

DEFINITIONS

"China Resources Construction"	華潤建築有限公司 (China Resources Construction Corp.), an indirect wholly-owned subsidiary of CR Company, incorporated in People's Republic of China
"Company"	China Resources Enterprise, Limited
"Construction Contracts"	the Shanghai Construction Contract and the Suzhou Construction Contract
"CRH"	China Resources (Holdings) Company Limited, the controlling shareholder of the Company
"CR Company"	華潤股份有限公司 (China Resources Co., Limited), a joint stock limited company established in the People's Republic of China
"CR Supermarket (Suzhou)"	華潤超級市場（蘇州）有限公司 (China Resources Supermarket (Suzhou) Co., Ltd.), a wholly-owned subsidiary of the Group, established for the operation of a superstore in Suzhou
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Shanghai Construction Contract"	the construction contract dated 2nd August, 2004 between Shanghai CR Vanguard and China Resources Construction for the construction of a four-storey community shopping centre in No. 580 of 逸仙路 (Yixian Lu), Shanghai
"Shanghai CR Vanguard (Jiangwan)"	上海華潤萬家江灣超市有限公司 (Shanghai CR Vanguard (Jiangwan) Supermarket Co., Ltd., a wholly-owned subsidiary of the Group, established for the operation of a supermarket in Jiangwan
"Suzhou Construction Contract"	the construction contract dated 2nd August, 2004 between CR Supermarket (Suzhou) and China Resources Construction for the construction of a four-storey multi-function building in 南兵營段廣濟路 (Nan Bing Ying section of Guangji Lu), Suzhou

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 2nd August, 2004

As at the date of this announcement, the executive directors of the Company are Mr. Ning Gaoning (Chairman), Mr Song Lin (Deputy Chairman and Managing Director), Mr Chen Shulin (Deputy Managing Director); Mr Qiao Shibo (Deputy Managing Director); Mr Yan Biao (Deputy Managing Director), Mr Keung Chi Wang, Ralph (Deputy Managing Director), Mr Lau Pak Shing, Mr Wang Qun, Mr Zhong Yi and Mr Kwong Man Him. The non-executive directors are Mr Jiang Wei and Mr Xie Shengxi. The independent non-executive directors are Dr Chan Po Fun, Peter, Mr Houang Tai Ninh and Dr Li Ka Cheung, Eric.